UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Schedule 14 F -1

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

Title Starts Online, Inc.
(Exact name of registrant as specified in its corporate charter)

Commission File No.:  000-53704

Nevada (State or other jurisdiction of incorporation or organization )	26-1394771 (I.R.S. Employer Identification No.)

4540 Alpine Road
Blue Ash, Ohio 45242
 (Address of principal executive offices )

513-297-3640
 (Registrant’s telephone number, including area code)

 (Former name or former address, if changed since last report)

Approximate Date of Mailing: January 19, 2010

TITLE STARTS ONLINE, INC.
4540 ALPINE ROAD
BLUE ASH, OHIO 45242

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF GOLDEN KEY INTERNATIONAL, INC.

Schedule 14f-1

You are urged to read this Information Statement carefully and in its entirety. However, you are not required to take any action in connection with this Information Statement.  References throughout this Information Statement to “Company,” “Title Starts”, Corporation”, “we,” “us.”, and “our” are to Title Starts Online, Inc., a Nevada corporation, and Title Starts’ wholly owned subsidiary, Advanced Mechanical Products, Inc., an Ohio corporation (“AMP”).

INTRODUCTION

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act ”) and Rule 14f-1 promulgated thereunder, in connection with proposed changes in a majority of the membership of our board of directors (the “ Board ”) as a result of the Share Exchange transaction as described below.  The date of this Information Statement is January 19, 2009.

This Information Statement was filed with the Securities and Exchange Commission (the “SEC”) on January 19, 2010 and is being mailed to our stockholders of record as of January 19, 2010. The mailing date of this Information Statement will be on or about January 19, 2010. On the tenth (10th) day after this Information Statement has been distributed to the stockholders, the director designees named herein will be appointed to the Board (the “Effective Date”).

Pursuant to the Share Exchange Agreement whereby we acquired 100% of the outstanding securities of AMP in exchange for 1,063,636 shares of our common stock, all of our directors resigned as members of our board, with such resignation to be effective on the Effective Date.  In connection therewith, our Board appointed Steve Burns as a director and as Chief Executive Officer, Chief Financial Officer, Treasurer and Secretary of the Corporation.  Additionally, our Board nominated Kelvin D. Moore and Maggie M. Moran to become Board members as of the Effective Date.  As of the date hereof, Mr. Moore has not accepted such position.  Upon the closing of the Share Exchange, Mark DeFoor resigned as our president, chief executive officer and treasurer.

No action is required by our stockholders in connection with this Information Statement.  However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, requires the mailing to our stockholders of the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders).

THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE SECURITIES EXCHANGE ACT AND RULE 14F-1 PROMULGATED THEREUNDER IN CONNECTION WITH THE APPOINTMENT OF OUR DIRECTOR DESIGNEE TO THE BOARD. NO ACTION IS REQUIRED BY OUR STOCKHOLDERS IN CONNECTION WITH THE RESIGNATION AND APPOINTMENT OF ANY DIRECTOR.

SHARE EXCHANGE TRANSACTION WITH TITLE STARTS

On December 28, 2009, we entered into and closed a Share Exchange Agreement with the shareholders of AMP each of which are accredited investors (“AMP Shareholders”) pursuant to which we acquired 100% of the outstanding securities of AMP in exchange for 1,063,636 shares of our common stock (the “AMP Acquisition”). Considering that, following the merger, the AMP Shareholders control the majority of our outstanding voting common stock and we effectively succeeded our otherwise minimal operations to those that are theirs, AMP is considered the accounting acquirer in this reverse-merger transaction.  A reverse-merger transaction is considered, and accounted for as, a capital transaction in substance; it is equivalent to the issuance of AMP securities for our net monetary assets, which are deminimis, accompanied by a recapitalization. Accordingly, we have not recognized any goodwill or other intangible assets in connection with this reverse merger transaction. AMP is the surviving and continuing entities and the historical financials following the reverse merger transaction will be those of AMP.  We were a "shell company" (as such term is defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended) immediately prior to our acquisition of AMP pursuant to the terms of the share exchange agreement.  As a result of such acquisition, our operations our now focused on the real estate debt restructuring industry. Consequently, we believe that acquisition has caused us to cease to be a shell company as we no longer have nominal operations.

In addition, on December 29, 2009, subsequent to the acquisition of AMP, the Company entered into an Agreement and Release with Mark DeFoor, a significant shareholder of Title Starts pursuant to which Mark DeFoor agreed to return 3,105,000 shares of common stock of Title Starts to Title Starts for cancellation and has provided a full release of Title Starts in consideration of the transfer of all securities of Title Starts of Kansas City, LLC, the Company’s former wholly owned subsidiary, and all assets relating to the online abstract business.

General Business Summary of Title Starts

Advanced Mechanical Products, Inc. (“AMP”) designs, sells and delivers modified automobiles with an all electric drivetrain and battery system that allows the vehicle to perform just like a vehicle with an internal combustion engine (“ICE”), but with no emissions or burning of fossil fuels.  Using its drivetrain system, the Company converts an existing vehicle to an all electric vehicle instead of one that burns gasoline. Historically, the Company has converted a Saturn Sky, Saturn Aura or Saturn VUE provided from a buyer or a distributor by removing the vehicle’s engine, gasoline tank and drive train and replace them with an electric motor, batteries and traction control components.  The buyer provides either a new or a used vehicle to AMP that will be modified with the slip-in AMP electronic powertrain. The vehicle is then returned to the buyer for use. The product is warranted with a 3 year or 36,000 mile warranty.

Our core goal is to establish and to build our brand as the brand that consumers immediately think of when they hear the words “Electric Car”.  We intend to develop our brand using the good reputation of the vehicles we convert to electric.  These vehicles will all ready have established themselves as high quality, stylish, safe, desirable and market leading vehicles in their ICE configurations.  We intend to leverage the countless hours and dollars spent by the OEM to build and market these proven vehicles.  Specifically, we have established relationships with automotive suppliers for sub-components that are designed for existing hybrid vehicles.  Our relationships allow us to purchase drive motors, electric power steering, electric air conditioning and our power electronics at a basic cost without having invested a massive amount of time and capital to independently develop such components.

We will also incorporate the latest battery, motor and software advances available at the time.  We intend to be maintain several relationships with various suppliers and will not be locked into any one battery, motor, software or electronics vendor.  To the greatest extent possible, we will use components that are being mass produced.  We believe this will enable us to offer vehicles at mass produced pricing.  The first application of our Powertrain is for the 2007, 2008, and 2009 General Motors Saturn Sky.

VOTING SECURITIES

Our authorized capital stock consists of 425,000,000 shares of common stock, par value $0.001 per share and 75,000,000 shares of preferred stock, par value $0.001 per share.  As of the date hereof, we have 1,269,274 shares of common stock issued and outstanding held by approximately 33 stockholders of record and 8,375 shares of Series A Preferred stock issued and outstanding.  Holders of Title Starts’ common stock are entitled to one vote for each share on all matters submitted to a stockholder vote.  Holders of common stock do not have cumulative voting rights.  Therefore, holders of a majority of the shares of common stock voting for the election of directors can elect all of the directors.  Holders of the Title Starts’ common stock representing a majority of the voting power of Title Starts’ capital stock issued, outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of stockholders.  A vote by the holders of a majority of Title Starts’ outstanding shares is required to effectuate certain fundamental corporate changes such as liquidation, merger or an amendment to Title Starts’ articles of incorporation. Our board of directors will have the right to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock, without shareholder approval.

 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information, as of December 29, 2009 with respect to the beneficial ownership of the outstanding common stock by (i) any holder of more than five (5%) percent; (ii) each of  Title Starts’ executive officers and directors; and (iii) Title Starts’ directors and executive officers as a group. Except as otherwise indicated, each of the stockholders listed below has sole voting and investment power over the shares beneficially owned.

Name of Beneficial Owner (1)	Common Stock Beneficially Owned	Percentage of Common Stock (2)
Stephen S. Burns*	324,398	25.6%
Kelvin D. Moore (3)	0	**
Maggie M. Moran*	0	**
Mark DeFoor*	0	**
John J. Kuntz	192,692	15.2%
Mickey W. Kowitz	134,301	10.6%
H. Kimberly Lukens Advanced Mechanical Products, Inc. Subchapter S. Trust***	105,105	8.3%
Gerald Wolken	105,105	8.3%
Charles E. Allen	91,480	7.2%

All officers and directors as a group (4 persons)	324,398	25.6%

*Executive officer and/or director of the Company.  The appointment of Ms. Moran is subject to the filing and mailing of the Schedule 14f information statement.

 ** Less than 1%

*** H. Kimberly Lukens is the trustee of the H. Kimberly Lukens Advanced Mechanical Products, Inc. Subchapter S. Trust.

(1)	Except as otherwise indicated, the address of each beneficial owner is c/o Advanced Mechanical Products, Inc., 11103 Deerfield Road, Cincinnati, Ohio 45242.

(2)
Applicable percentage ownership is based on 1,269,274 shares of common stock outstanding as of December 31, 2009, together with securities exercisable or convertible into shares of common stock within 60 days of December 31, 2009 for each stockholder.  Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities.  Shares of common stock that are currently exercisable or exercisable within 60 days of December 31, 2009 are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

(3)	The Board of Directors has elected to appoint Mr. Moore to the Board of Directors. As of the date hereof, such appointment has not been accepted.

CHANGE OF CONTROL

On December 28, 2009, we consummated the transactions contemplated by the Share Exchange Agreement.  Pursuant to that agreement, we acquired from the shareholders of AMP, all of the issued and outstanding shares of AMP and, in exchange, issued to them 1,063,636 shares of our Common Stock, which resulted in a change in control.  As a result of the Share Exchange, AMP became our wholly-owned subsidiary.

CHANGES TO THE BOARD OF DIRECTORS

Prior to the Share Exchange, Mark DeFoor was our President, Chief Executive Officer, Treasurer and Sole Director.  Effective at the close of the Share Exchange, Mr. DeFoor resigned from all of the offices he held.  Additionally, on December 28, 2009, Mr. DeFoor tendered his resignation as sole director to be effective on the tenth day following the filing of this Information Statement with the SEC and the mailing of this Information Statement to our stockholders (the “Effective Date”).  In connection therewith, upon the closing of the Share Exchange, our Board appointed Steve Burns as a director and as Chief Executive Officer, Chief Financial Officer, Treasurer and Secretary. Additionally, our Board nominated Kelvin D. Moore and Maggie M. Moran to become our Board members as of the Effective Date.  As of the date hereof, Mr. Moore has not accepted such appointment.

None of the directors our Board nominated are currently members of the Board, and prior to the Share Exchange did not hold any position with us and had not been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of our knowledge, none of the appointees have ever been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has ever been a party to any judicial or administrative proceeding during the past five years, except for matters that were dismissed without sanction or settlement, that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

The Board of Directors is comprised of only one class. All of the directors will serve until the next annual meeting of shareholders and until their successors are elected and qualified, or until their earlier death, retirement, resignation or removal.  Officers are elected annually by the Board of Directors (subject to the terms of any employment agreement), at its annual meeting, to hold such office until an officer’s successor has been duly appointed and qualified, unless an officer sooner dies, resigns or is removed by the Board. There are no family relationships among directors and executive officers. Also provided herein are brief descriptions of the business experience of each director and executive officer during the past five years and an indication of directorships held by each director in other companies subject to the reporting requirements under the Federal securities laws.

Officers and Directors prior to the Share Exchange

Name	Age	Position(s)
Mark DeFoor (1)	37	President, Chief Executive Officer, Treasurer and Sole Director

(1) Mr. DeFoor has agreed to resign as a director effective on the tenth day after the mailing of this Schedule to our stockholders

 Mark DeFoor, President, Chief Executive Officer, Treasurer and Sole Director prior to the Share Exchange

Mr. DeFoor earned a Bachelor’s of Business Administration (1993) and a Master’s of Business Administration (1995) from the University of Missouri at Kansas City.  Mr. DeFoor’s previous experience includes the development of the National Association of Insurance Commissions Central Repository of Producer Agents as well as the operation, purchase and sale of several title insurance companies.

Officer and Directors and Director Nominees after the Share Exchange

Name	Age	Position
Steve Burns	50	Chief Executive Officer, Chief Financial Officer, Treasurer, Secretary and Director

Maggie M. Moran	35	Director

Stephen S. Burns, Director and Chief Executive Officer, Chief Financial Officer, Treasurer and Secretary

Mr. Burns is a Co-Founder in AMP and has served as AMP’s CEO since inception.  Mr. Burns was appointed as CEO, CFO, Treasurer and Secretary of the Company on December 28, 2009.  Mr. Burns had founded several companies, most recently iTookThisOnMyPhone.com, a mobile photo and video-sharing technology company, MobileVoiceControl, Inc. a developer of high-end speech recognition software for smartphones sold to Nuance Communications (NASDAQ:NUAN), Inc. in 2006, AskMeNow [OTC:AKMN] a mobile search and information delivery system sold to Ocean West Holdings in 2005, PocketScript, the leading mobile electronic prescription system in the world which was sold to ZixCorp [NASDAQ:ZIXI] in 2002, Over The Line/AdLink, sold to Gannett Co. Inc. (NYSE:GCI) in 1994 and the design and development of Suspension Parameter Measurement Machines.

Maggie M. Moran, Director*

Ms. Moran has been appointed to the Board of Directors of the Company subject to the filing and mailing of a Schedule 14f information statement.  Ms. Moran, from 2006 through 2008, served as the served in the Office of the Governor as Deputy Chief of Staff to Gov. Jon. S. Corzine and from 2005 to 2006 as the Senior Advisor – Director, Executive Search for the then Governor-Elect Jon S. Corzine Transition Team.  From 2002 to 2005, Ms. Moran served as the Chief of Staff to the United States Senate, Office of US Senator Jon S. Corzine.  Ms. Moran received a BA – Political Science from Douglass College, Rutgers University in 1996 and a Mini MBA Business Essentials Certificate from Graduate School of Business, Rutgers University in 2003.  Ms. Moran serves as an Adjunct Professor at the Eagleton Institute of Politics at Rutgers University.

*Shall be appointed as directors of the Company on the 10th day following the mailing of this 14f information statement.

 The Board of Directors also appointed Kelvin D. Moore as a director of the Company.  Mr. Moore has not accepted such appointment.

CORPORATE GOVERNANCE

Committees

We intend to appoint an audit committee.  Accordingly, we will designate a director as an "audit committee financial expert", as that term is defined in the rules of the Securities and Exchange Commission.

The Board of Directors does not have a standing nominating committee.  Nominations for election to the Board of Directors may be made by the Board of Directors or by any shareholder entitled to vote for the election of directors in accordance with our bylaws and Nevada law.

Meetings may be held from time to time to consider matters for which approval of our Board of Directors is desirable or is required by law.

Code of Ethics

We have not adopted a corporate code of ethics at this time, however we expect to within 60 days of the date hereof

 COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

 For the year ended December 31, 2009, Title Start did not pay their executive officer any compensation.  However, Title Start has entered into the below employment agreements.

Outstanding Equity Awards at Fiscal Year-End

The Company’s Named Executive Officer did not hold unexercised options or any other stock awards as of the end of our years ended December 31, 2008 and 2007, respectively.   As such, the table has been omitted.

.Director Compensation

We presently are considering paying compensation to our directors for acting in such capacity, including the grant of shares of common stock or options and reimbursement for reasonable out-of-pocket expenses in attending meetings.  The Company has agreed to pay Ms. Moran $40,000 per year and issue Ms. Moran an option to acquire 23,214 shares of common stock for five years from vesting at $5.60 per share.  The options vest at 75,000 upon Ms. Moran executing her letter of appointment and 50,000 every six months thereafter.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors and executive officers, and persons who beneficially own more than 10% of a registered class of our equity securities, to file reports of beneficial ownership and changes in beneficial ownership of our securities with the SEC on Forms 3 (Initial Statement of Beneficial Ownership), 4 (Statement of Changes of Beneficial Ownership of Securities) and 5 (Annual Statement of Beneficial Ownership of Securities).  Directors, executive officers and beneficial owners of more than 10% of our common stock are required by SEC regulations to furnish us with copies of all Section 16(a) forms that they file.  Except as otherwise set forth herein, based solely on review of the copies of such forms furnished to us, or written representations that no reports were required, we believe that for the fiscal year ended December 31, 2009, all of our executive officers, directors and greater-than-ten percent stockholders complied with Section 16(a) filing requirements applicable to them except that Mark DeFoor and Melissa Yarnell have not filed a Form 3 Initial Statement of Beneficial Ownership.

CERTAIN RELATIONSHIP AND RELATED TRANSACTIONS

On December 29, 2009, subsequent to the acquisition of AMP, the Company entered into an Agreement and Release with Mark DeFoor, a significant shareholder of the Company, pursuant to which Mr. DeFoor agreed to return 3,105,000 shares of common stock of the Company to the Company for cancellation and has provided a full release of the Company in consideration of the transfer of all securities of Title Starts of Kansas City, LLC, the Company’s former wholly owned subsidiary, and all assets relating to the online abstract business.

WHERE YOU CAN FIND MORE INFORMATION

We file reports with the SEC.  These reports, including annual reports, quarterly reports as well as other information we are required to file pursuant to securities laws.  You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549.  You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14F-1 to be signed on its behalf by the undersigned hereunto duly authorized.

Title Starts Online, Inc.

Dated: January 19, 2010
	By:	/s/ Steve Burns
	Name:	Steve Burns
	Title:	Chief Executive Officer and Director